John Hancock Group of Funds

200 Berkeley Street

Boston, Massachusetts 02116

May 8, 2024

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeff Long

Re: Closed End Fund

John Hancock Financial Opportunities Fund Form N-CSR Annual Reports to Shareholders ("Form N-CSR") for the Period Ended December 31, 2023; File No. 811-08568

John Hancock Hedged Equity & Income Fund Form N-CSR Annual Reports to Shareholders ("Form N-CSR") for the Period Ended December 31, 2023; File No. 811-22441

John Hancock Income Securities Trust Form N-CSR Annual Reports to Shareholders ("Form N- CSR") for the Period Ended October 31, 2023; File No. 811-04186

John Hancock Investors Trust Form N-CSR Annual Reports to Shareholders ("Form N-CSR") for the Period Ended October 31, 2023; File No. 811-04173

John Hancock Premium Dividend Fund Form N-CSR Annual Reports to Shareholders ("Form N- CSR") for the Period Ended October 31, 2023; File No. 811-05908

John Hancock Tax-Advantaged Dividend Income Fund Form N-CSR Annual Reports to Shareholders ("Form N-CSR") for the Period Ended October 31, 2023; File No. 811-21416

John Hancock Tax-Advantaged Global Shareholder Yield Fund Form N-CSR Annual Reports to Shareholders ("Form N-CSR") for the Period Ended October 31, 2023; File No. 811-22056

John Hancock Preferred Income Fund Form N-CSR Annual Reports to Shareholders ("Form N- CSR") for the Period Ended July 31, 2023; File No. 811-21131

John Hancock Preferred Income Fund II Form N-CSR Annual Reports to Shareholders ("Form N- CSR") for the Period Ended July 31, 2023; File No. 811-21202

John Hancock Preferred Income Fund III Form N-CSR Annual Reports to Shareholders ("Form N-CSR") for the Period Ended July 31, 2023; File No. 811-21287

Open End Funds

John Hancock Capital Series Form N-CSR Annual Reports to Shareholders ("Form N-CSR") for the Period Ended October 31, 2023; File No. 811-01677

John Hancock Collateral Trust Form N-CSR Annual Reports to Shareholders ("Form N-CSR") for the Period Ended December 31, 2023; File No. 811-23027

Securities and Exchange Commission

April 28, 2021

John Hancock Current Interest Form N-CSR Annual Reports to Shareholders ("Form N-CSR") for the Period Ended March 31, 2023; File No. 811-02485

John Hancock Exchange-Traded Fund Trust Form N-CSR Annual Reports to Shareholders ("Form N-CSR") for the Period Ended April 30, 2023; File No. 811-22733

John Hancock Funds II Form N-CSR Annual Reports to Shareholders ("Form N-CSR") for the Period Ended December 31, 2023; File No. 811-21779

John Hancock Funds III Form N-CSR Annual Reports to Shareholders ("Form N-CSR") for the Period Ended March 31, 2023; File No. 811-21777

John Hancock Investment Trust Form N-CSR Annual Reports to Shareholders ("Form N-CSR") for the Period Ended October 31, 2023; File No. 811-00560

John Hancock Investment Trust II Form N-CSR Annual Reports to Shareholders ("Form N-CSR") for the Period Ended October 31, 2023; File No. 811-03999

John Hancock Variable Insurance Trust Form N-CSR Annual Reports to Shareholders ("Form N- CSR") for the Period Ended December 31, 2023; File No. 811-04146

Dear Mr. Long:

This letter responds to the comments of the Staff of the Securities and Exchange Commission ("SEC"), which were conveyed to us by telephone on April 1, 2024 with respect to the filings on Form N-CSR for the John Hancock Funds listed on Annex A, attached hereto. The Staff's comments are set forth below, each followed by the respective fund's response.

1.Comment: For John Hancock Financial Opportunities Fund, registration statements rely on the short form (General Instructions A 2). Form N-2 requires 10 years of financial highlights to be presented in the registration statement. Noted that the 12-31-23 Form N-CSR filing only included 5 years of financial highlights. Options to extend financial highlights to 10 years include: 1) incorporate by reference historical financial statements filed in Form N-CSR, 2) file an amendment to the registration statement on Form 424B3, or 3) include the earliest 5 years of financial highlights in the additional information section of the shareholder report filed in Form N-CSR.

Response: We agree and will file Form 424B3 for John Hancock Financial Opportunities Fund in response to this comment.

2.Comment: For the John Hancock Variable Insurance Trust Form N-CSR filing, annual shareholder reports include summary schedules of investments and Item 6 of Form N-SCR includes full schedules of investments with the independent auditor opinions on full schedules. For the equity funds, the independent auditor opinion on the full schedules of investments incorrectly references summary schedules.

Response: We agree and will file an amended Form N-CSR for John Hancock Variable Insurance Trust, which will include an updated independent auditor opinion referencing the full schedule of investments for the equity funds.

3.Comment: For John Hancock Income Securities Trust, John Hancock Investors Trust, and John Hancock Financial Opportunities Fund, noted the expense ratios included on the Fact Sheets as of December 31, 2023 do not agree to the financial highlights in the most current financial statements.

Securities and Exchange Commission

April 28, 2021

Response: The expense ratios per the Fact Sheets are generally updated annually following the effective date of the prospectus update (e.g. Fact Sheet expense ratios for October 31, 2023 fiscal year end funds with a March 1, 2024 prospectus update would be updated for the March 31, 2024 quarter end Fact Sheet).

4.Comment: For John Hancock Tax-Advantaged Dividend Income Fund (HTD), the performance section of the annual report compares performance to two blended indices (primary and secondary) however Form N-2 states that performance should be compared to a broad-based securities index. Please explain how the fund is meeting this requirement.

5.Response: The Fund respectfully disagrees that the fund's blended benchmark is not an "appropriate broad-based securities market index" as used in Instruction 4.g.(2)(F) to Item 24 in Form N-2. The blended benchmark used by the fund, consistent with Form N-2, is "one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used." The Fund uses blended benchmarks comprised of constituent asset class indices that are calculated and administered by organizations that are not affiliated persons of the Fund, its investment adviser, or principal underwriter, and each of these constituent indices qualifies as an "appropriate broad-based securities market index." Moreover, the benchmark blend is static and not "administered" by the adviser on an ongoing basis. Notwithstanding the foregoing, in response to the Staff's request, the Fund will include the performance of the ICE BofA U.S. All Capital Securities Index first in the performance section of its annual report, in addition to the Primary and Secondary Blended Indexes, which will be renamed the Blended Benchmark and Additional Blended Benchmark, respectively.

We hope that these foregoing responses adequately address the Staff's comments. If you have any questions, please do not hesitate to contact me via e-mail at sschiavone@jhancock.com .

Sincerely,

/s/ Salvatore Schiavone Salvatore Schiavone Treasurer

John Hancock Group of Funds

Securities and Exchange Commission

April 28, 2021

Annex A

Count	Series ID	FYE	File #	Series Name	Registrant Name

1	S000000620	10/31/2023	811-01677	U.S. Global Leaders Growth Fund	John Hancock Capital Series

2	S000000617	10/31/2023	811-01677	Classic Value Fund	John Hancock Capital Series

3	S000048934	12/31/2023	811-23027	John Hancock Collateral Trust	John Hancock Collateral Trust

4	S000000623	3/31/2023	811-02485	John Hancock Money Market Fund	John Hancock Current Interest

5	S000050077	4/30/2023	811-22733	John Hancock Multifactor Large Cap	John Hancock Exchange-Traded Fund
				ETF	Trust
6	S000074603	4/30/2023	811-22733	John Hancock Preferred Income ETF	John Hancock Exchange-Traded Fund
Trust
7	S000055737	4/30/2023	811-22733	John Hancock Multifactor Developed	John Hancock Exchange-Traded Fund
				International ETF	Trust
8	S000072179	4/30/2023	811-22733	John Hancock Mortgage-Backed	John Hancock Exchange-Traded Fund
				Securities ETF	Trust
9	S000063017	4/30/2023	811-22733	John Hancock Multifactor Emerging	John Hancock Exchange-Traded Fund
				Markets ETF	Trust
10	S000077441	4/30/2023	811-22733	John Hancock U.S. High Dividend	John Hancock Exchange-Traded Fund
				ETF	Trust
11	S000071291	4/30/2023	811-22733	John Hancock Corporate Bond ETF	John Hancock Exchange-Traded Fund
Trust
12	S000050079	4/30/2023	811-22733	John Hancock Multifactor Mid Cap	John Hancock Exchange-Traded Fund
				ETF	Trust
13	S000059464	4/30/2023	811-22733	John Hancock Multifactor Small Cap	John Hancock Exchange-Traded Fund
				ETF	Trust
14	S000079041	4/30/2023	811-22733	John Hancock International High	John Hancock Exchange-Traded Fund
				Dividend ETF	Trust
15		12/31/2023	811-08568	John Hancock Financial	John Hancock Financial Opportunities
				Opportunities Fund	Fund
16	S000003339	12/31/2023	811-21779	Multimanager Lifestyle Growth	John Hancock Funds II
Portfolio
17	S000003337	12/31/2023	811-21779	Multimanager Lifestyle Balanced	John Hancock Funds II
Portfolio
18	S000003342	12/31/2023	811-21779	Multimanager Lifestyle Moderate	John Hancock Funds II
Portfolio
19	S000003338	12/31/2023	811-21779	Multimanager Lifestyle Conservative	John Hancock Funds II
Portfolio
20	S000003335	12/31/2023	811-21779	Multimanager Lifestyle Aggressive	John Hancock Funds II
Portfolio
21	S000023715	3/31/2023	811-21777	John Hancock Disciplined Value	John Hancock Funds III
Fund
22	S000001412	3/31/2023	811-21777	John Hancock International Growth	John Hancock Funds III
Fund
23	S000035055	3/31/2023	811-21777	John Hancock U.S. Growth Fund	John Hancock Funds III

24	S000028882	3/31/2023	811-21777	John Hancock Disciplined Value Mid	John Hancock Funds III
Cap Fund
25	S000015906	3/31/2023	811-21777	John Hancock Global Shareholder	John Hancock Funds III
Yield Fund
26		12/31/2023	811-22441	John Hancock Hedged Equity &	John Hancock Hedged Equity & Income
				Income Fund	Fund

Securities and Exchange Commission

April 28, 2021

27		10/31/2023	811-04186	John Hancock Income Securities	John Hancock Income Securities

28	S000066059	10/31/2023	811-00560	John Hancock Diversified Macro	John Hancock Investment Trust
Fund
29	S000053961	10/31/2023	811-00560	John Hancock ESG Large Cap Core	John Hancock Investment Trust
Fund
30	S000043448	10/31/2023	811-00560	John Hancock Infrastructure Fund	John Hancock Investment Trust

31	S000045751	10/31/2023	811-00560	John Hancock Disciplined Value	John Hancock Investment Trust
International Fund
32	S000049614	10/31/2023	811-00560	John Hancock Emerging Markets	John Hancock Investment Trust
Equity Fund
33	S000043449	10/31/2023	811-00560	John Hancock Seaport Long/Short	John Hancock Investment Trust
Fund
34	S000065244	10/31/2023	811-00560	John Hancock International Dynamic	John Hancock Investment Trust
Growth Fund
35	S000055868	10/31/2023	811-00560	John Hancock ESG International	John Hancock Investment Trust
Equity Fund
36	S000043450	10/31/2023	811-00560	John Hancock Small Cap Core Fund	John Hancock Investment Trust

37	S000000630	10/31/2023	811-00560	Fundamental Large Cap Core Fund	John Hancock Investment Trust

38	S000063662	10/31/2023	811-00560	John Hancock Global Thematic	John Hancock Investment Trust
Opportunities Fund
39	S000000629	10/31/2023	811-00560	Balanced Fund	John Hancock Investment Trust

40	S000072387	10/31/2023	811-00560	John Hancock Global Environmental	John Hancock Investment Trust
Opportunities Fund
41	S000000635	10/31/2023	811-03999	Regional Bank Fund	John Hancock Investment Trust II

42	S000000634	10/31/2023	811-03999	Financial Industries Fund	John Hancock Investment Trust II

43		10/31/2023	811-04173	John Hancock Investors Trust	John Hancock Investors Trust

44		7/31/2023	811-21131	John Hancock Preferred Income Fund	John Hancock Preferred Income Fund

45		7/31/2023	811-21202	John Hancock Preferred Income Fund	John Hancock Preferred Income Fund II
II
46		7/31/2023	811-21287	John Hancock Preferred Income Fund	John Hancock Preferred Income Fund
				III	III
47		10/31/2023	811-05908	John Hancock Premium Dividend	John Hancock Premium Dividend Fund
Fund
48		10/31/2023	811-21416	John Hancock Tax-Advantaged	John Hancock Tax-Advantaged
				Dividend Income Fund	Dividend Income Fund
49		10/31/2023	811-22056	John Hancock Tax-Advantaged	John Hancock Tax-Advantaged Global
				Global Shareholder Yield Fund	Shareholder Yield Fund
50	S000008231	12/31/2023	811-04146	Global Equity Trust	John Hancock Variable Insurance Trust

51	S000029542	12/31/2023	811-04146	Ultra Short Term Bond Trust	John Hancock Variable Insurance Trust

52	S000024662	12/31/2023	811-04146	Short Term Government Income	John Hancock Variable Insurance Trust
Trust
53	S000008296	12/31/2023	811-04146	Fundamental All Cap Core Trust	John Hancock Variable Insurance Trust

54	S000008273	12/31/2023	811-04146	Investment Quality Bond Trust	John Hancock Variable Insurance Trust

55	S000008278	12/31/2023	811-04146	Managed Volatility Growth Portfolio	John Hancock Variable Insurance Trust

56	S000008216	12/31/2023	811-04146	American International Trust	John Hancock Variable Insurance Trust

57	S000008281	12/31/2023	811-04146	Managed Volatility Conservative	John Hancock Variable Insurance Trust
Portfolio

Securities and Exchange Commission

April 28, 2021

58	S000008280	12/31/2023	811-04146	Managed Volatility Moderate	John Hancock Variable Insurance Trust
Portfolio
59	S000021933	12/31/2023	811-04146	Capital Appreciation Value Trust	John Hancock Variable Insurance Trust

60	S000008312	12/31/2023	811-04146	Small Cap Opportunities Trust	John Hancock Variable Insurance Trust

61	S000008302	12/31/2023	811-04146	Disciplined Value International Trust	John Hancock Variable Insurance Trust

62	S000008316	12/31/2023	811-04146	Small Company Value Trust	John Hancock Variable Insurance Trust

63	S000008278	12/31/2023	811-04146	Managed Volatility Balanced	John Hancock Variable Insurance Trust
Portfolio
64	S000008313	12/31/2023	811-04146	Small Cap Value Trust	John Hancock Variable Insurance Trust

65	S000008222	12/31/2023	811-04146	Core Bond Trust	John Hancock Variable Insurance Trust

66	S000008219	12/31/2023	811-04146	500 Index Trust	John Hancock Variable Insurance Trust

67	S000032004	12/31/2023	811-04146	Lifestyle Balanced Portfolio	John Hancock Variable Insurance Trust

68	S000017250	12/31/2023	811-04146	American Asset Allocation Trust	John Hancock Variable Insurance Trust

69	S000008214	12/31/2023	811-04146	Total Bond Market Trust	John Hancock Variable Insurance Trust

70	S000032005	12/31/2023	811-04146	Lifestyle Conservative Portfolio	John Hancock Variable Insurance Trust

71	S000008286	12/31/2023	811-04146	Mid Cap Growth Trust	John Hancock Variable Insurance Trust

72	S000008240	12/31/2023	811-04146	High Yield Trust	John Hancock Variable Insurance Trust

73	S000008343	12/31/2023	811-04146	Small Cap Stock Trust	John Hancock Variable Insurance Trust

74	S000008311	12/31/2023	811-04146	Small Cap Index Trust	John Hancock Variable Insurance Trust

75	S000008297	12/31/2023	811-04146	International Equity Index Trust	John Hancock Variable Insurance Trust

76	S000008290	12/31/2023	811-04146	Money Market Trust	John Hancock Variable Insurance Trust

77	S000008239	12/31/2023	811-04146	Health Sciences Trust	John Hancock Variable Insurance Trust

78	S000032006	12/31/2023	811-04146	Lifestyle Growth Portfolio	John Hancock Variable Insurance Trust

79	S000017256	12/31/2023	811-04146	American Global Growth Trust	John Hancock Variable Insurance Trust

80	S000008301	12/31/2023	811-04146	International Small Company Trust	John Hancock Variable Insurance Trust

81	S000008285	12/31/2023	811-04146	Mid Cap Index Trust	John Hancock Variable Insurance Trust

82	S000008233	12/31/2023	811-04146	Opportunistic Fixed Income Trust	John Hancock Variable Insurance Trust

83	S000008340	12/31/2023	811-04146	Science & Technology Trust	John Hancock Variable Insurance Trust

84	S000032007	12/31/2023	811-04146	Lifestyle Moderate Portfolio	John Hancock Variable Insurance Trust

85	S000008320	12/31/2023	811-04146	Strategic Income Opportunities Trust	John Hancock Variable Insurance Trust

86	S000008289	12/31/2023	811-04146	Mid Value Trust	John Hancock Variable Insurance Trust

87	S000008236	12/31/2023	811-04146	Active Bond Trust	John Hancock Variable Insurance Trust

88	S000008217	12/31/2023	811-04146	Blue Chip Growth Trust	John Hancock Variable Insurance Trust

89	S000008215	12/31/2023	811-04146	American Growth Trust	John Hancock Variable Insurance Trust

90	S000026132	12/31/2023	811-04146	Select Bond Trust	John Hancock Variable Insurance Trust

91	S000008247	12/31/2023	811-04146	American Growth-Income Trust	John Hancock Variable Insurance Trust

92	S000008228	12/31/2023	811-04146	Equity Income Trust	John Hancock Variable Insurance Trust

93	S000008325	12/31/2023	811-04146	Total Stock Market Index Trust	John Hancock Variable Insurance Trust

94	S000008220	12/31/2023	811-04146	Capital Appreciation Trust	John Hancock Variable Insurance Trust

Securities and Exchange Commission

April 28, 2021

95	S000036499	12/31/2023	811-04146	Strategic Equity Allocation Trust	John Hancock Variable Insurance Trust

96	S000008338	12/31/2023	811-04146	Real Estate Securities Trust	John Hancock Variable Insurance Trust

97	S000008229	12/31/2023	811-04146	Financial Industries Trust	John Hancock Variable Insurance Trust

98	S000017255	12/31/2023	811-04146	Emerging Markets Value Trust	John Hancock Variable Insurance Trust

99	S000008321	12/31/2023	811-04146	Fundamental Large Cap Value Trust	John Hancock Variable Insurance Trust